

December 1, 2014

Via E-mail
Barry Henthorn
Chief Executive Officer
Baristas Coffee Company, Inc.
411 Washington Ave. North
Kent, WA 98032

> **Re:** **Baristas Coffee Company, Inc.**
> **Registration Statement on Form 10**
> **Amendment No. 1**
> **Filed November 13, 2014**
> **Form 10-Q for the Quarter ended September 30, 2014**
> **Filed November 19, 2014**
> **File No. 000-55254**

Dear Mr. Henthorn:

We have reviewed your filing and have the following comments. We remind you that page references greatly facilitate our review; in your amended response, please tell us where in your document we may find the revised disclosure.

General

Business, page 4

1. We note your disclosure in response to comment 3. Now that you have filed your third quarter 10-Q, please update the disclosure to also include your revenue and net loss for the quarter ended September 30, 2014.

Risk Factors, page 6

2. The revised disclosure on page 8 states that you may not have sufficient authorized common shares for conversion of outstanding convertible securities. The risk factor however only discusses convertible securities held by your CEO and President. Please discuss all convertible securities that may be impacted and quantify the potential shortfall of common stock. Please tell us in your response how you intend to address the shortfall in available shares.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 13

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013, page 13

3. We note from your response to our prior comment 19 that you have revised your disclosure indicating the reasons for the change in direct costs for the three and six months ended June 30, 2014 as compared to the applicable prior periods. However, we continue to note that the change in allocation of expenses is the reason given for the increase in direct costs for the year ended December 31, 2013 as compared to December 31, 2012. Please explain to us the nature of the allocated costs included in this line item in 2012 and 2013 and tell us and revise to disclose the reasons for any changes in allocation between periods, or alternatively, please revise your disclosure to remove the reference to these allocated costs. As part of your revised MD&A discussion, please ensure that your discussion of your direct costs explains the factors responsible for the increase in such costs from the year ended December 31, 2012 to the year ended December 31, 2013.

Liquidity and Capital Resources, page 16

4. We note your response to prior comment 21 and we reissue the comment. Expand your discussion of liquidity to include a description of any known trends or demands, events or uncertainties that are likely to have a material impact on the company's liquidity. Quantify your disclosure as much as possible.

Directors and Executive Officers, page 20

5. We note your responses to prior comments 26 and 27 and we re-issue the comments. Revise the descriptions of the business experience of the officers and directors of the company to provide greater specificity. Name the companies that they were involved with, and briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of the directors should serve the company in that capacity.

Shareholder Loans, page 21

6. We note your response to prior comment 32. Please file each of the shareholder loan agreements as exhibits or advise us as to why the specific exhibits are not material, including how many of these different shareholder loan agreements you have and when they become due. From the example loan filed as exhibit 10.2, it appears these convertible notes should also be disclosed under "Recent Sales of Unregistered Securities," at page 23. Please revise to include such disclosure there or advise.

Recent Sales of Unregistered Securities, page 23

7. We note your response to prior comment 33 and re-issue the comment in part. Revise this disclosure to include all of the information required by Item 701 of Regulation S-K, including the names of the consultants, creditors and companies to whom you issued securities. As to any securities sold otherwise than for cash, state the aggregate consideration received by you. For instance, we note a few transactions listed where the company issued common stock to a consultant for services rendered. Refer to Item 701(c) of Regulation S-K.

Unaudited Interim Financial Statements for the Six Months Ended June 30, 2014

Statements of Operations, page F-4

8. We note from your response to our prior comment 36 that you will revise all future filings to display the minority interest line properly. However, in light of the significance of the amount to your net income, we believe that your presentation should be revised in the next amendment to your Form 10. As previously indicated, ASC 810-10-45-19 indicates that revenues, expenses, gains, losses, net income or loss, and other comprehensive income shall be reported in the consolidated financial statements at the consolidated amounts, which include the amounts attributable to the owners of the parent and the noncontrolling interest. Noncontrolling interest (previously referred to as minority interest) should be reflected below net income/loss. Also, see guidance in ASC 810-10-55-4J. Please revise accordingly.

9. We note from your interim statement of operations that in the three months ended June 30, 2014 you recognized $7,402 of "interest recovery." Please explain to us the nature of this amount and explain why you believe it was appropriate to record this amount as a reduction of interest expense. Also, please tell us the amount of interest expense that was recorded during this period which is offset by this interest recovery.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-6

10. We note from your response to our prior comment 36 that in regards to your 51% owned investee, BCFL, due to circumstances, no significant operations occurred before January 1, 2014. However, we do not believe that you have adequately responded to our prior comment. As previously requested, please explain to us, and revise the notes to your financial statements to disclose the details regarding the formation and purpose of this joint venture. For example, please tell us and revise to disclose how you acquired this 51% interest and indicate he nature and amount of any consideration issued in exchange for this ownership interest. Also, we note from your disclosure in Note 9 that during the period ended June 30, 2014 the minority interest contributed $115,000 in equipment and

expenses, however the statement of cash flows presents the $115,000 as a cash contribution. Please advise or revise your disclosures to eliminate this inconsistency.

Audited Financial Statements for the Year Ended December 31, 2013

Note 1. Summary of Significant Accounting Policies, page F-21
Description of Business, page F-21

11. We note from your response to our prior comment 38 that all the assets and operations of Pangea were transferred to what is now Baristas Coffee Company. However, this statement does not appear to be consistent with your disclosure in Note 1 on page F-21 which indicates that on December 22, 2009 you acquired greater than a 60% interest in Pangea Networks, Inc. Please provide us more details of the nature of this acquisition or revise your disclosure in the notes to the financial statements and elsewhere throughout the filing to be consistent with your response. If there was any portion of Pangea that was not acquired in 2009 and was held by individuals or entities unrelated to the Company, please tell us whether these entities continue to hold those interests. If you owned less than a 100% ownership interest in Pangea during 2013 and 2012, we continue to believe that you should record the non-controlling interest in your financial statements in 2013 and 2012.

Note 4. Marketable Securities, page F-25

12. We note from your response to our prior comment 39 that no changes to your footnote disclosure have been made to address impairment of this available-for-sale investment. However, ASC 320-10-50-6 requires that for all investments in an unrealized loss position, for which other-than-temporary impairments have not been recognized in earnings, that additional information (in narrative form) be provided in the notes to the financial statements which provides sufficient information to allow financial statement users to understand the quantitative disclosures and the information that the entity considered (both positive and negative) in reaching the conclusion that the impairment is not other than temporary.   Please explain to us, and revise your notes to the financial statements to include disclosure of these factors and to discuss your impairment analysis related to available for sale securities and how you evaluate whether the loss is other than temporary. In this regard, we note that Reeltime appears to be a development stage enterprise that does not appear to have generated any revenues. We further note that this investment appears to have been in unrealized loss position for the last several years. Please refer to the guidance in ASC 320-10-35 and 320-10-50 in your response and in your revised disclosure.

Note 6 . Intangible Assets and Goodwill, page F-26

13. We note from your response to our prior comment 40 that you believe that your approximate market capitalization is sufficient to support the amount of goodwill

recorded on your balance sheet. However, due to the limited trading market of your stock, your recurring operating and net losses, and going concern opinion qualification, and the fact that goodwill represents a majority of the assets on your balance sheet at June 30, 2014 and December 31, 2013 and 2012, we are unclear how you consider these negative factors in your determination that you do not have goodwill impairment. Please explain to us and revise the notes to the financial statements to disclose the method and specific assumptions used in your impairment analysis for the year ended December 31, 2013. As previously requested, your response and revised disclosure should also address why you do not believe goodwill has been impaired in light of the recurring operating and net losses incurred by the company and your potential inability to continue operating your business as a going concern. Also, it appears you perform your annual goodwill impairment test during the third quarter, please provide us details regarding the results of the 2014 goodwill impairment analysis. If an updated goodwill impairment analysis has not been performed subsequent to December 31, 2013, please explain to us why.

Form 10-Q for the Quarter Ended September 30, 2014

14. We note that in the three months ended September 30, 2014 you recognized a gain of $137,500 related to the settlement of a receivable with a related party that occurred in June 2014. Please explain to us why you believe the recognition of this gain in the third quarter of 2014 was appropriate, especially in light of your disclosure in the Form 10 that as of June 30, 2014 you believed an allowance of $137,500 on the $300,000 receivable was appropriate. As part of your response, please explain to us the nature of any changes in facts and circumstances that occurred during the third quarter of 2014 that resulted in your conclusion that the entire amount of the $300,000 receivable is realizable as of September 30, 2014. Also, please indicate in your response when you expect to receive this settlement amount.

You may contact Claire Erlanger at 202-551-3301 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor